Exhibit 99.1

Volvo Construction Equipment invests in China

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 27, 2006--Today, Volvo Construction Equipment (Volvo CE) has signed an agreement to make an equity investment of 70% into Shandong Lingong Construction Machinery Co., (Lingong), a major construction machinery manufacturer with a comprehensive dealer network throughout China. Volvo CE's investment in Lingong is subject to regulatory approval.

"This is another important step in Volvo's growth strategy for China and Asia. I am convinced this cooperation will be very beneficial for both parties, from an industrial as well as from a commercial standpoint", says Mr. Leif Johansson, President and CEO of AB Volvo.

Lingong, based in Linyi in Shandong Province, had a turnover of RMB 2.0 billion (US$ 250 million) in 2005. The company has around 1800 employees.

"This is a long term strategic investment which will put Volvo CE in a very strong position in China's construction equipment market", says Mr. Tony Helsham, President and CEO of Volvo CE. "We are here to stay. The cooperation with Lingong is a significant step in our China vision and global strategy. It allows us to strengthen our position, serving customers with different offerings beyond our current premium products. At the same time, we will continue to develop and produce our high end Volvo wheel loaders in our facilities in Eskilstuna and Arvika, Sweden; Asheville, USA and Pederneiras, Brazil."

China is the world's largest market for wheel loaders. The total market for 2005 was approximately 110,000 units. Lingong is the 4th largest producer of wheel loaders in China with a market share of around 11% in 2005.

"We are delighted to join forces with Lingong. The management team has achieved an impressive record in the past. We are confident that the cooperation between Volvo CE and Lingong will benefit the overall development of China's construction equipment industry. Going forward, Lingong and its suppliers will play an important role in supporting Volvo CE's global development and sourcing", says Mr. Keith Ellis, President of Volvo CE in China.

Volvo CE intends to leverage Lingong's current management, R&D center and operation to the fullest extent possible. Lingong will continue to build its strong position with entry level products. In addition to 16 different models of wheel loaders, Lingong also has a smaller range of backhoe loaders, road rollers and excavators. "This is a win-win deal. We are looking forward to working with Volvo, a well respected global player in our industry. With their support in products, technology and financial strength we will be well  positioned to further develop our brand in China as well as to expand overseas", says Mr. Wang Zhizhong, Chairman of Lingong.

Both parties have agreed not to reveal any financial details before the closing of the deal, which is expected to take place in the near future. The deal will not have any significant impact on Volvo's earnings or on the financial position of Volvo.

About Volvo CE Headquartered in Brussels, Belgium and with around 10,000 employees, Volvo CE develops, produces and markets equipment for construction and related industries. Its products include a full range of wheel loaders, hydraulic crawler and wheeled excavators, articulated haulers, motor graders, backhoe loaders, compact wheel loaders, compact excavators and skid steer loaders. In 2005, Volvo CE's total sales amounted to SEK 34.8 billion.

The company has production facilities in Europe (Sweden, France, Poland and Germany), North America (USA and Canada), Latin America (Brazil) and Asia (China and Korea) and markets its products in over 100 countries, mainly in the construction and rental customer segments but also in aggregates/quarries, materials handling, agriculture/gardening and public authorities.

Volvo CE is part of the Volvo Group (NASDAQ:VOLVY)(STO:VOLVA)(STO:VOLVB), the world's largest manufacturer of diesel engines in the 9 to 18 liter category and one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services.

Volvo CE started its Chinese hydraulic excavator manufacturing facility in April 2003 and has so far invested US$ 24 million into this Shanghai located operation. The company employs around 250 people in China.

About Lingong Founded in 1972, Shandong Lingong Construction Machinery Co., Ltd. is a major Chinese construction machinery manufacturer with around 1800 employees. In 2005 its sales reached RMB 2.0 billion (US$ 250million).

Lingong develops, manufactures and markets a broad range of products including wheel loaders, excavators, backhoe loaders and road rollers. The company has built a nationwide distribution and service network with approximately 170 dealers, a significant network of service agencies and 10 parts outlets in China. Products are distributed across China and exported to Australia, the Middle East, Malaysia and Mongolia.

Volvo Construction Equipment is a major international company developing, manufacturing and marketing equipment for construction and related industries. Its products, leaders in many world markets, include a comprehensive range of wheel loaders, hydraulic excavators, articulated haulers, motor graders and compact equipment. Volvo Construction Equipment is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Construction Equipment
Klas Magnusson, + 32 2482 5065
klas.magnusson@volvo.com
or
Volvo Construction Equipment (China) Co, Ltd
Lansi Jiang, +86 21 6335 2335
lansi.lj.jiang@volvo.com